Ciba Specialty Chemicals Inc. Switzerland	Ciba Spezialitätenchemie AG Schweiz	Ciba Spécialités Chimiques SA Suisse

Page 1 of April 21, 2005 Basel, Switzerland
News Release: Three month results 2005

Ciba Specialty Chemicals pushes through sales price increases and confirms Outlook 2005

•	Sales and profitability improved over previous quarter, but results below strong first quarter 2004
•	Sales price increases effectively implemented
•	Raw material costs substantially higher and currency impact negative
•	Segment performances vary - reflecting demanding business environment
•	Project Shape well on track
•	Outlook for 2005 confirmed

Financial highlights (in millions of Swiss francs, except per share data and percentage information)
1st quarter to 1st quarter comparisons (unaudited)
	Excluding restructuring				Including restructuring
			Change in %
Three months ended March 31,	2005	2004	CHF	Local curr.	2005	2004
Net sales	1 791	1 671	+7	+10
Gross profit	537	555	-3	+0
Operating income	130	170	-24	-18	122	170
Net income	73	102	-29		67	102
Earnings per share, basic and diluted	1.10	1.52	-28		1.01	1.52
EBITDA	233	261	-11
EBITDA margin	13.0%	15.6%

See consolidated financial highlights and notes to news release at the end of this document.

Armin Meyer, Chairman of the Board and Chief Executive Officer, comments on the first quarter results: “Active steps to increase sales prices drove improvements in performance over the previous quarter, but the year has started more slowly than expected. We are now, however, starting to see the results of the decisive measures taken last year. Project

Shape is well on track, with the Raisio Chemicals integration moving ahead quickly and the shift to Asia for Textile Effects making progress. Substantial savings from the Project are expected to take effect from the second quarter of this year. We remain committed to firm cost management and continuing sales price increases throughout the year and confirm our outlook for 2005.”

Sales up 10 percent in local currencies and 7 percent in Swiss francs

Sales for the first quarter were up 10 percent in local currencies and 7 percent in Swiss francs, to CHF 1.79 billion. Included within the sales figures is an acquisition effect of about 10 percent. January and February had a relatively slow start, while sales in March became stronger.  Sales were impacted to a varying degree from segment to segment, by the lack of first quarter economic growth in Western Europe, with sluggish demand in the global automotive industry and the ending of the WTO textile quotas.

In local currencies, European sales were up 17 percent, Asia Pacific up 8 percent and the Americas up 3 percent.

Sales in Plastic Additives were up 1 percent in local currencies and down 2 percent in Swiss francs, over the same period last year. The Segment continued to focus on profitable growth and was able to increase sales prices by 4 percent from the first quarter of 2004. Volume mix was 3 percent lower.

Coating Effects was impacted by the slowing down of the car build rate in the US automotive industry and sluggish demand in optical storage for CD-Rs, with sales down 3 percent in local currencies and 5 percent in Swiss francs. Sales prices decreased by 1 percent and volume mix was down 2 percent.

Sales in Water and Paper Treatment improved over the first quarter of 2004, up 51 percent in local currencies and 46 percent in Swiss francs. Included is an estimated 47 percent acquisition effect. Sales prices in the Segment increased 2 percent for the quarter. Not included in this figure are sales prices for products from the former Raisio Chemicals, which increased by about 11 percent. Cross-selling across the Raisio Chemicals and Ciba Specialty Chemicals businesses is now fully operational. Volume mix was up 2 percent.

Textile Effects was severely impacted by the market ramifications of the ending of the WTO quota system. Uncertainty over possible responses from European and US governments to the surge of textile imports from Asia resulted in depressed textile production levels in the first quarter. This uncertainty remains, as the US now considers the introduction of new unilateral quotas. Overall, sales were down 5 percent in local currencies and 8 percent in Swiss francs. Good growth was seen in China, India and South America. Sales prices were down 3 percent and volume mix down 2 percent.

Price increases coming through in first quarter
Overall, sales prices for the quarter increased by 1 percent over the same period in 2004, more than compensating for last year’s 3 percent declines. Sales price development differed from segment to segment, depending on both the competitive environment and specific raw material cost increases. Group volume mix was up 9 percent over the first quarter of 2004.

Project Shape on track
The integration of Raisio Chemicals into the paper business is advancing well, with the realization of operational synergies and a key milestone being reached in the quarter, with the full unification of IT systems. After the completion of the integration process and Project Shape, the Company is looking for a 14-15 percent EBITDA margin for the segment in 2006. Progress has also been made in realigning Textile Effects towards its Asian customer base.

Restructuring costs of CHF 8 million before tax were incurred in the quarter and the Project is on schedule to ultimately create annualized cost savings of CHF 90 million, from 2007.

Profitability improved over last quarter, although lower than first quarter 2004
Operating income before restructuring of CHF 130 million was 33 percent higher than the previous quarter. After restructuring, operating income was CHF 122 million, down 28 percent from the high first quarter of 2004 of CHF 170 million.

This sequential improvement over the previous quarter indicates that the implemented sales price increases were able to stem the impact of higher raw material and utility costs in most areas. Raw material costs increased approximately 7 percent from the first quarter of 2004. More sales price increases are being implemented in order to restore margins to earlier levels. The Company expects further improvements in the second quarter.

Efficiency improvements were realized in the quarter, with selling, general and administrative expenses declining as a percentage of sales. Firm cost management remains a priority for the Group.

Earnings before interest, taxation, depreciation and amortization (EBITDA) before restructuring at CHF 233 million was higher than the previous quarter, but lower than the CHF 261 million for the first quarter of 2004.

EBITDA margin before restructuring, in percentage of sales, reached 13 percent, which was a significant improvement on the level achieved in the fourth quarter (11.7 percent before restructuring), although down from 15.6 percent in the same very strong period in 2004.

Net income before restructuring was up 58 percent on the previous quarter at CHF 73 million, down from CHF 102 million for the first quarter of 2004. Net income was CHF 67 million.

Earnings per share before restructuring are CHF 1.10, down on the previous year’s CHF 1.52. Earnings per share after restructuring reached CHF 1.01.

Outlook 2005 confirmed
Based on the operational improvements and the expected results of the measures introduced in 2004, the outlook for 2005 is reconfirmed. Assuming business conditions in 2005 are equivalent to last year and that currency levels do not worsen further, the Company expects higher sales in local currencies and, in Swiss francs, EBITDA and comparable net income above last year’s levels. Free cash flow in 2005 is expected to be between CHF 250 million and CHF 350 million.

***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers’ products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life - adding performance, protection, color and strength to textiles, plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2004, the Company generated sales of 7 billion Swiss francs and invested 288 million in R&D.

Virtual news kit: www.cibasc.com/media
•	News release in full
Photos (JPG)
- The Raisio Chemicals integration is moving ahead quickly: Paper coating technology center in Turku, Finland
- Continued focus on profitable growth for Segment Plastic Additives: Ciba® TINUVIN® XT 833 makes PVC look better and last longer.
Financial calendar
•	May 18, 2005: Expected payment from capital reduction
•	August 18, 2005: Half Year 2005 financial results
•	November 2, 2005: Nine Month 2005 financial results

For further information please contact:

Media:  Tel. +41 61 636 4444  Fax +41 61 636 3019

Investor Relations:  Tel. +41 61 636 5081 Fax +41 61 636 5111

Ciba Specialty Chemicals
Three month report 2005

Consolidated Financial Highlights (unaudited) (in millions of Swiss francs, except per share data and percentage information)

			Change in %
Statements of Income Three months ended March 31,	2005	2004	CHF	Local curr. (a)

Statements of income
Net sales	1 791	1 671	+7	+10
Gross profit	537	555	-3	+0
Operating income before restructuring	130	170	-24	-18
Restructuring(b)	(8)	0
Operating income	122	170	-28	-22
Financial income and expense, net	(28)	(29)
Income from continuing operations, before income taxes and minority interest	94	141	-33
Provision for income taxes	(26)	(38)
Minority interest	(1)	(1)
Net income	67	102	-34
Net income before restructuring	73	102	-29

Earnings per share, basic and diluted	1.01	1.52	-34
Earnings per share before restructuring, basic and diluted	1.10	1.52	-28

EBITDA (c) before restructuring	233	261	-11	-6

Condensed Business Segment Data (unaudited) (in millions of Swiss francs, except percentage information)
Change in %	Change in %
Three months ended March 31,	2005	2004	CHF	Local curr. (a)	Three months ended March 31,	2005	2004	CHF	Local curr. (a)

Net sales					EBITDA before restructuring
Plastic Additives	461	473	-2	+1	Plastic Additives	88	83	+6	+10
Coating Effects	441	466	-5	-3	Coating Effects	86	107	-20	-15
Water & Paper Treatment	584	399	+46	+51	Water & Paper Treatment	67	55	+21	+23
Textile Effects	305	333	-8	-5	Textile Effects	16	37	-58	-49
					Corporate(d)	(24)	(21)
Total net sales	1 791	1 671	+7	+10	Total EBITDA before restructuring	233	261	-11	-6

Operating income before restructuring					Operating income margin(e) before restructuring
Plastic Additives	65	59	+12	+17	Plastic Additives	14.2%	12.3%
Coating Effects	60	81	-26	-21	Coating Effects	13.6%	17.3%
Water & Paper Treatment	27	30	-10	-10	Water & Paper Treatment	4.7%	7.6%
Textile Effects	2	23	-91	-78	Textile Effects	0.7%	6.9%
Corporate and other expenses	(24)	(23)
Total operating income before restructuring	130	170	-24	-18	Operating income margin before restructuring	7.2%	10.2%

Depreciation and amortization					EBITDA margin(f) before restructuring
Plastic Additives	23	24	-10	-7	Plastic Additives	18.9%	17.4%
Coating Effects	26	26	+1	+3	Coating Effects	19.5%	22.9%
Water & Paper Treatment	40	25	+58	+63	Water & Paper Treatment	11.5%	13.9%
Textile Effects	14	14	-3	-1	Textile Effects	5.1%	11.1%
Corporate	0	2
Total depreciation and amortization	103	91	+13	+16	EBITDA margin before restructuring	13.0%	15.6%

Exchange rates of principal currencies to CHF (unaudited)
			Average rates during the period		End of period rates
Three months ended March 31,			2005	2004	2005	2004
1	U.S. dollar	(USD)	1.18	1.25	1.20	1.29
1	British pound	(GBP)	2.23	2.30	2.24	2.33
1	Euro	(EUR)	1.55	1.57	1.55	1.56
100	Japanese yen	(JPY)	1.13	1.17	1.12	1.22

Notes to news release:
(a)
Change in percent in local currencies reflects the percent change in (i) 2005 results, as adjusted, to remove the effects of fluctuations in foreign currency rates as compared to 2004 and (ii) 2004 results, as reported.

(b)	Restructuring consists of charges incurred in connection with Project Shape, which is described in the Company’s 2004 annual report. Restructuring net of taxes of CHF 2 million would be CHF 6 million.
(c)	EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.
(d)
Segment EBITDA excludes restructuring, as this applies principally to the Company as a whole and therefore is included in Corporate EBITDA. Corporate EBITDA before restructuring as shown above excludes restructuring.

(e)	Operating income margin is operating income expressed as a percentage of net sales.
(f)	EBITDA margin is EBITDA expressed as a percentage of net sales.

Reconciliation tables (unaudited) (in millions of Swiss francs, except per share data)
EBITDA before restructuring Three months ended March 31,	2005	2004
EBITDA	233	261
Restructuring	(8)	0
Depreciation and amortization	(103)	(91)
Operating income	122	170
Financial income and expense, net	(28)	(29)
Provision for income taxes	(26)	(38)
Minority interest	(1)	(1)
Net income	67	102

Net income and earnings per share before restructuring
	Net income		Earnings per share
Three months ended March 31,	2005	2004	2005	2004
Net income before restructuring	73	102	1.10	1.52
Restructuring, net of tax	(6)	0	(0.09)	0.00
Net income	67	102	1.01	1.52

Forward-looking statements
Forward-looking statements and information contained in this announcement are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.